EXHIBIT 99.1

Quantum BioPharma Receives United States FDA Clearance To Proceed with Lucid-MS Phase 2 Trial in Progressive Multiple Sclerosis:

Major Regulatory Milestone Positions Company to Initiate Randomized, Double-Blind, Placebo-Controlled Phase 2 Study of Patented First-in-Class Neuroprotective Therapy Targeting Demyelination

Lucid-MS Advances Novel Disease-Modifying Approach Targeting Multi-Billion Dollar Progressive MS Market with Significant Unmet Medical Need Worldwide

TORONTO, Aug. 10, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a transformative biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for challenging neurological, metabolic, and alcohol misuse disorders, today announced that the U.S. Food and Drug Administration (FDA) has approved the Company’s Investigational New Drug (IND) application for Lucid-MS (Lucid-21-302), enabling Quantum BioPharma to immediately advance its patented, first-in-class multiple sclerosis program into Phase 2 clinical development. This will be the first time in history patients with MS consume the unique Lucid-MS new chemical entity molecule with a goal of reversing some or all of their loss of bodily control or mobility.

This strategic milestone clears a pivotal regulatory pathway, enabling Quantum BioPharma to begin its planned Phase 2 clinical trial of Lucid-MS in individuals with progressive multiple sclerosis (MS). The Company is working with a leading global clinical research organization with significant experience in neurodegenerative studies, to support implementation of the planned disease-modifying Phase 2 study. Trial start-up activities, including site selection, are already underway, and the Company expects to initiate patient enrollment and drug administration as quickly as possible.

Addressing a Substantial Unmet Medical Need

Progressive forms of MS—including primary progressive MS (PPMS) and secondary progressive MS (SPMS)—represent an area of substantial unmet medical need worldwide, with limited therapeutic options currently available. According to market research, the Primary Progressive Multiple Sclerosis (PPMS) Treatment Market is projected to expand from USD $1.16 billion in 2025 to USD $1.31 billion by 2026, reflecting a CAGR of 13.7% (The Business Research Company, 2026). The overall global MS therapeutics market is anticipated to reach approximately USD $38.62 billion by 2030, growing at a compound annual growth rate (CAGR) of 5.93% (Grand View Research, 2026). Despite the availability of disease-modifying therapies (DMTs), a substantial proportion of patients with progressive MS remain untreated or continue to experience disability progression, highlighting the critical need for innovative treatments that not only modulate the immune response but also promote remyelination and neuroprotection.

Lucid-MS is a patented, new chemical entity investigational drug candidate designed to provide neuroprotection through the inhibition of demyelination, a key contributor to disability progression in multiple sclerosis. Unlike most existing therapies that focus primarily on modulating the immune system, Lucid-MS represents a differentiated approach targeting the underlying neurodegeneration—a novel mechanism with the potential to address the root cause of disease advancement in progressive MS.

CEO Statement: A Transformative Moment for Quantum BioPharma

"The IND submitted was approximately 15,000 pages long and the approval from the FDA for Lucid-MS permits Quantum BioPharma to proceed with the Phase 2 clinical trial. This Phase 2 trial marks an important strategic milestone for Quantum BioPharma and advances our unique Lucid-MS program into the next stage of development," said Zeeshan Saeed, Founder, Chief Executive Officer, and Executive Co-Chairman of the Board of Quantum BioPharma.

Mr. Saeed added, "Lucid-MS represents a unique patented first-in-class, disease-modifying therapeutic opportunity in multiple sclerosis by targeting demyelination, particularly in progressive forms of the disease where unmet medical needs remain today. Our strong balance sheet and disciplined capital allocation provide a runway for meaningful clinical data generation, and we look forward to delivering results that could transform outcomes for millions of patients worldwide who currently have no effective treatment alternatives. This is not just a regulatory checkpoint—it is a breakthrough moment to try to demonstrate, possibly for the first time, that neuroprotection is achievable."

Scientific Leadership Highlights Trial Design and Translational Relevance

"This strategic milestone supports advancement of a first-in-class program evaluating a novel neuroprotective strategy in progressive multiple sclerosis," said Andrzej Chruscinski, M.D., Ph.D., Vice-President, Scientific and Clinical Affairs at Quantum BioPharma. "The randomized, double-blind, placebo-controlled Phase 2 trial is intended to evaluate efficacy using clinical and radiological measures relevant to disability progression and disease biology, while also assessing safety and tolerability. This rigorous trial design meets the highest FDA standards and reflects our commitment to generating meaningful clinical data that can support a clear path toward regulatory submission and potential future approval."

Dr. Chruscinski continued, "Progressive MS has long been an area of frustration for neurologists and patients alike, given the paucity of effective interventions. Lucid-MS offers a differentiated approach—it does not suppress the immune system but instead works to preserve myelin integrity and neuronal function. We believe this novel mechanism could fundamentally change how clinicians approach progressive MS, and we are excited to move into this pivotal phase of development."

First-in-Class Therapeutic Innovation

Lucid-MS is designed to provide neuroprotection through the inhibition of demyelination—a key driver of disease progression in MS. This innovative mechanism represents a differentiated therapeutic approach in the global MS market, where most existing therapies focus primarily on modulating the immune response rather than addressing the underlying neurodegeneration. By targeting protein arginine deiminase 2 (PAD2), a key enzyme implicated in myelin degradation, Lucid-MS has demonstrated in preclinical models the ability to prevent and reverse myelin breakdown—offering the potential for a truly disease-modifying therapy in an indication with limited options.

The Phase 2 clinical trial will evaluate the efficacy, safety, and tolerability of Lucid-MS in people with MS. In prior Phase 1 clinical trials, Lucid-MS demonstrated a favorable safety profile and was well-tolerated in healthy participants, providing a strong foundation for continued development. The successful completion of Phase 1 supports advancement into this next pivotal study, which is designed to generate meaningful clinical data across both clinical and radiological endpoints.

Strategic Partnership and Trial Execution

Quantum BioPharma is partnering with a globally recognized clinical research organization, to support the implementation of the Lucid-MS Phase 2 clinical trial. This strategic collaboration is designed to ensure efficient patient enrollment, rigorous data collection, and regulatory compliance throughout the study. Site selection is currently underway, with patient enrollment and drug administration to begin as quickly as possible.

The Company's decision to engage a global leading CRO with experience in neurodegenerative diseases, reflects its commitment to operational excellence and rapid advancement of its clinical programs. This partnership approach mirrors industry best practices, as demonstrated by other leading biotech companies advancing pivotal programs in neurodegenerative diseases.

Financial Position and Runway

Quantum BioPharma maintains a strong balance sheet to support its clinical development programs. The Company reported cash, digital assets and liquid investments totaling over USD $10 million as of March 31, 2026.

Market Context: Neurology Sector Momentum

The announcement comes amid a period of renewed investor confidence in neurology-focused biotech stocks. The BioWorld Neurological Diseases Index (BNDI) finished 2025 up 6.33%, recovering from a midyear slump (BioWorld, 2026). This rebound indicates a favorable investment environment for companies advancing disease-modifying therapies in challenging neurological indications. In April 2026, several NASDAQ-listed biotechnology companies specializing in neurology and MS have experienced notable spikes in trading volume, driven by significant corporate developments and clinical advancements. Biogen (BIIB), Neurocrine Biosciences (NBIX), and Lexicon Pharmaceuticals (LXRX) have all attracted investor interest through positive clinical data and regulatory progress.

Lucid-MS: A Differentiated Candidate in a Multi-Billion Dollar Market

Progressive MS represents a multi-billion-dollar market opportunity with limited competition. While established players such as Biogen and Sanofi focus primarily on immunomodulatory approaches, Lucid-MS is positioned as a first-in-class, non-immunomodulatory agent with the potential to address the underlying cause of disease progression – demyelination. This novel mechanism could enable Quantum BioPharma to capture significant market share in an indication where patients and physicians are seeking new solutions.

The Company's lead molecule, Lucid-MS, is a patented, new chemical entity that has demonstrated excellent efficacy in various preclinical animal models over many years, accelerating functional recovery of mouse models of MS, preserving myelin, and reducing axonal degradation. Lucid-MS does not suppress the immune system unlike most current therapies for MS today, offering potential oral administration with an easy dosing regimen—a significant advantage for patient compliance and quality of life.

About Quantum BioPharma Ltd.

Quantum BioPharma Ltd. is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“Unbuzzd”) (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.84% (as of March 31, 2026) of Unbuzzd at www.unbuzzd.com. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward Looking Information

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements in this release include, but are not limited to, statements regarding: the continued advancement and completion of the Phase 2 trials and the therapeutic potential, efficacy, safety, and development of Lucid-MS (Lucid-21-302); the anticipated initiation, timing, design, regulatory progress, and outcomes of the Company’s planned Phase 2 clinical trial; the review of the Company’s IND submission by the U.S. Food and Drug Administration (“FDA”); and the potential for Lucid-MS to become a disease-modifying therapy for MS.

Forward-looking statements are frequently identified by words such as “expects”, “anticipates”, “believes”, “intends”, “plans”, “may”, “will”, “could”, “potential”, “continue”, “aims”, “designed”, and similar expressions intended to identify forward-looking statements.

These forward-looking statements are based on management’s current expectations, assumptions, and beliefs, including assumptions relating to: the continued progression of the MGH imaging study; the reproducibility and clinical relevance of preliminary imaging data; the ability of the Company to continue advancing Lucid-MS through clinical development; the availability of funding and resources; favorable regulatory interactions and approvals; and the continued advancement of scientific and clinical research relating to MS and demyelinating diseases.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Such risks and uncertainties include, among others: the possibility that preliminary imaging results may not be replicated in larger patient populations; risks associated with clinical trial enrollment, timing, delays, costs, or outcomes; uncertainty regarding regulatory approvals, including FDA reviews; scientific and technological uncertainties; changes in market conditions or competitive developments; the Company’s ability to obtain additional financing; and risks relating to the biotechnology and pharmaceutical industries generally.

Readers are cautioned not to place undue reliance on forward-looking statements, as actual results may differ materially from those expressed or implied by such statements. Although the Company believes that the assumptions and expectations reflected in the forward-looking statements are reasonable as of the date of this news release, no assurance can be given that such assumptions or expectations will prove to be correct.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and are made as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com